 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person*
Moreland, Jeffrey R.
(Last)                      (First)                      (Middle)
Burlington Northern Santa Fe Corporation
2650 Lou Menk Drive
(Street)
Fort Worth,    TX   76131-2830
(City)                      (State)                      (Zip)

2. Issuer Name and Ticker or Trading Symbol Burlington Northern Santa Fe Corporation BNI 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 04/24/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director      10% Owner
X Officer (give title below)        Other (specify below)

Description           Executive Vice President Law & Government Affairs and Secretary
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock, $0.01 par value	04/24/2003		A		7,300 (a)	A	$27.97	167,507	D
								9,075	I	By 401(k) Plan
								504	I	By IRA

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Employee Stock Option (Right to Buy) with tandem withholding rights	$27.97	04/24/2003	04/24/2003	A		3,573 (c)		(c)	04/24/13	$0.01 par value Common Stock	3,573		3,573	D
Employee Stock Option (Right to Buy) with tandem withholding rights	$27.97	04/24/2003	04/24/2003	A		33,027 (d)		(d)	04/24/13	$0.01 par value Common Stock	33,027		33,027	D

Explanation of Responses:

(a) The reporting person received a grant of 7,300 shares of restricted stock on 04/24/03, pursuant to the Burlington Northern Santa Fe 1999 Stock Incentive Plan (the "1999 Plan"), with a vesting date of three years.
(b) Share equivalents held in the Burlington Northern Santa Fe Investment and Retirement Plan as of March 31, 2003.
(c) Stock option grant pursuant to the 1999 Plan in a transaction exempt under Rule 16b-3 which vests ratably over a three year period.
(d) Stock option grant pursuant to the 1999 Plan in a transaction exempt under Rule 16b-3 which vests ratably over a three year period.

By:	Date:
/s/ Jeffrey R. Moreland, by Jeffrey T. Williams, Attorney-in-Fact	04/28/2003

** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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